Annual Shareholder Meeting Results
The Funds held their annual meetings of shareholders on December 18, 2014. Common preferred shareholders voted as indicated below:

PIMCO Municipal Income Fund Affirmative

Election of Craig Dawson Class III to serve until the annual meeting for the 2017 2018 fiscal year Affirmative 22,361,289 Withheld
Authority 574,524 Reelection of Bradford K. Gallagher Class III to serve until the annual Meetingfor the 2017 2018 fiscal year Affirmative 22, 180,918 Withheld Authority 754,895
Reelection of John C. Maney Class III to serve until the annual Meeting for the 2017 2018 fiscal year Affirmative 22,366,272 Withheld Authority 569,541 The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, William B. Ogden, IV, James A. Jacobson and Alan Rappaport continued to serve as Trustees of the Fund.

Interested Trustee

Special Shareholder Meeting Results
The Funds held a special meeting of shareholders on June 9, 2014 to vote on the approval of the new investment management agreement between the Funds and PIMCO, as discussed in Note 7 to the Notes to Financial Statements. The special meeting was convened as scheduled on June 9, 2014. However, because sufficient votes in favor of the proposal had not been received for any Fund at the time of the special meeting, the shareholders of each Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies. On July 10, 2014 the special meeting was reconvened, and common and preferred shareholders (if any) of each Fund voted as indicated below:

PIMCO Municipal Income Fund
Approval of an Investment Management Agreement between
PIMCO Municipal Income Fund and Pacific Investment Management
Company LLC

   For       Against      Abstain
12,089,627   450,768     1,589,151